Filed Pursuant to Rule 424(b)(5)
Registration No. 333-205680

This Preliminary Prospectus Supplement and the accompanying Prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but the Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 13, 2016
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 10, 2015)
€                      .
Series 2016A       % Senior Notes
due                      ,           .
_______________________
This is an offering by Southern Power Company (the “Company”) of €                             of Series 2016A       % Senior Notes due                     ,          (the “Series 2016A Senior Notes”). Interest on the Series 2016A Senior Notes is payable annually in arrears on              of each year, beginning                , 2017.
The Series 2016A Senior Notes will be redeemable, in whole or in part, at any time and from time to time, at the option of the Company at a make-whole redemption price as described under the caption “Description of the Series 2016A Senior Notes — Redemption — Optional Redemption.” In addition, the Company may redeem the Series 2016A Senior Notes, in whole but not in part, at any time, if certain events occur involving changes in United States taxation, at the redemption price as described under the caption “Description of the Series 2016A Senior Notes  — Redemption — Redemption for Tax Reasons.”
The Series 2016A Senior Notes will be unsecured and unsubordinated obligations of the Company ranking equally with all of the Company’s other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured indebtedness of the Company.
The Series 2016A Senior Notes will be issued only in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.
Concurrently with this offering, the Company is also offering €                            aggregate principal amount of Series 2016B         % Senior Notes due                            ,          (the “Series 2016B Senior Notes”). This Prospectus Supplement is not, and should not be construed as, an offering of any notes other than the Series 2016A Senior Notes offered hereby. The completion of the offering of the Series 2016A Senior Notes is not contingent on the success of any other offering, including the offering of the Series 2016B Senior Notes.
The Series 2016A Senior Notes are a new issue of securities with no established trading market. The Company intends to apply to list the Series 2016A Senior Notes on the New York Stock Exchange. If the application is approved, the Company expects trading in the Series 2016A Senior Notes to begin within 30 days after the date that the Series 2016A Senior Notes are first issued.
See “RISK FACTORS” on page S-6 for a description of certain risks associated with investing in the Series 2016A Senior Notes.

	Per Series 2016A Senior Note	Total
Initial public offering price (1)%		€
Underwriting discount	%	€
Proceeds, before expenses, to the Company	%	€
_________________________

(1)	Plus accrued interest, if any, from the date of original issuance of the Series 2016A Senior Notes, which is expected to be June , 2016.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The Series 2016A Senior Notes are expected to be delivered in book-entry form only through the facilities of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or after June      , 2016, which is the          London business day following the date of this Prospectus Supplement.
_______________________
Joint Book-Running Managers

Barclays	BNP PARIBAS	BofA Merrill Lynch	UBS Investment Bank
Green Structuring Agent
June     , 2016

SOUTHERN POWER COMPANY AND SUBSIDIARIES GENERATING FACILITIES

SOUTHERN POWER

A SOUTHERN COMPANY

Passdumkeag Windpark†
North Star Solar Facility
Tranquillity Solar Facility*
Apex Solar Facility
Spectrum Solar Facility
Desert Stateline Solar Facility*
Cimarron Solar Facility
Grant Wind Facility
Kay Wind Facility
Granville Solar Facility
Plant Rowan
Plant Cleveland
Morelos del Sol Solar Facility
Lost Hills-Blackwell Solar Facility
Adobe Solar Facility
Garland Solar Facility*
Plant Dahlberg
Sandhills Solar Facility*
Pawpaw Solar Facility
Butler Solar Facility*
Butler Solar Farm
Plant Wansley
Plant Addison
Macho Springs Solar Facility
Plant Harris
Plant Franklin
Decatur Parkway Solar Facility
Decatur County Solar Facility
Solar Gen 2 Facility
Campo Verde Solar Facility
Calipatria Solar Facility
Roserock Solar Facility*
East Pecos Solar Facility*
Nacogdoches Generating Facility
Stanton Energy Center Unit A
Plant Oleander
CC COMBINED CYCLE PLANT
CT PEAKING PLANT
BIO BIOMASS PLANT
S SOLAR PLANT
W WIND PLANT
UNDER DEVELOPMENT*

as of June 2016

† Acquisition subject to completion

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement, the accompanying Prospectus or any written communication from the Company or the Underwriters (as defined herein) specifying the final terms of the offering. Neither the Company nor any Underwriter takes any responsibility for, nor can it provide any assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement, the accompanying Prospectus and any written communication from the Company or the Underwriters specifying the final terms of the offering is an offer to sell only the Series 2016A Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement, the accompanying Prospectus and any written communication from the Company or the underwriters specifying the final terms of the offering is current only as of its respective date.
______________________
______________________
References in this Prospectus Supplement and the accompanying Prospectus to “$” and “U.S. dollars” are to the currency of the United States. References to “€” and “euro” in this Prospectus Supplement are to the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. No representation is made that any euro amounts converted into U.S. dollars as presented in this Prospectus Supplement could have been or could be converted into U.S. dollars at any such exchange rate or at all. The financial information presented in this Prospectus Supplement and the accompanying Prospectus has been prepared in accordance with generally accepted accounting principles in the United States.
In connection with the issue of the Series 2016A Senior Notes, Barclays Bank PLC (the “Stabilizing Manager”) (or persons acting on behalf of the Stabilizing Manager) may over-allot Series 2016A Senior Notes or effect transactions which stabilize or maintain the market prices of the Series 2016A Senior Notes at levels which might not otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake any stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Series 2016A Senior Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Series 2016A Senior Notes and 60 days after the date of the allotment of the Series 2016A Senior Notes. Any stabilization action or over-allotment must be conducted by the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) in accordance with all applicable laws and rules. See “Underwriting (Conflicts of Interest).”
Notice to Prospective Investors in the European Economic Area
This Prospectus Supplement and the accompanying Prospectus have been prepared on the basis that any offer of the Series 2016A Senior Notes in any member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce a prospectus for offers of the Series 2016A Senior Notes. Accordingly, any person making or intending to make any offer in that Relevant Member State of Series 2016A Senior Notes which are the subject of the offering contemplated by this Prospectus Supplement and the accompanying Prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Underwriters to produce a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Underwriters have authorized, nor does the Company or the Underwriters authorize, the making of any offer of the Series 2016A Senior Notes in circumstances in which an obligation arises for the Company or the Underwriters to publish a prospectus for such offer. “Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.
Notice to Prospective Investors in the United Kingdom
This Prospectus Supplement and the accompanying Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This Prospectus Supplement and the accompanying Prospectus and their contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement and/or the accompanying Prospectus or any of their contents.
This Prospectus Supplement and the accompanying Prospectus have not been approved for the purposes of Section 21 of the UK Financial Services and Markets Act 2000 (“FSMA”) by a person authorized under FSMA. This Prospectus Supplement and the accompanying Prospectus are being distributed and communicated to persons in the United Kingdom only in circumstances in which Section 21(1) of FSMA does not apply to the Company.
The Series 2016A Senior Notes are not being offered or sold to any person in the United Kingdom except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of FSMA.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements. Forward-looking statements include, among other things, statements concerning the strategic goals for the Company’s business, access to sources of capital, financing activities, expected sales under power purchase agreements, completion of acquisitions and construction projects and estimated capital expenditures. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” or “continue” or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

•
the impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, environmental laws regulating emissions, discharges and disposal to air, water and land, and also changes in tax and other laws and regulations to which the Company or its subsidiaries are subject, as well as changes in application of existing laws and regulations;

•	current and future litigation, regulatory investigations, proceedings or inquiries, including, without limitation, Internal Revenue Service and state tax audits;

•	the effects, extent and timing of the entry of additional competition in the markets in which the Company or its subsidiaries operate;

•
variations in demand for electricity, including those relating to weather, the general economy and recovery from the last recession, population and business growth (and declines), the effects of energy conservation and efficiency measures, including from the development and deployment of alternative energy sources such as self-generation and distributed generation technologies, and any potential economic impacts resulting from federal fiscal decisions;

•	available sources and costs of fuels;

•	effects of inflation;

•
the ability to control costs and avoid cost overruns during the development and construction of generating facilities, to construct facilities in accordance with the requirements of permits and licenses and to satisfy any operational and environmental performance standards, including the requirements of tax credits and other incentives;

•	advances in technology;

•	state and federal rate regulations;

•	the ability to successfully operate generating facilities and the successful performance of necessary corporate functions;

•	internal restructuring or other restructuring options that may be pursued;

•	potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;

•	the ability of counterparties of the Company or its subsidiaries to make payments as and when due and to perform as required;

•	the ability to obtain new short- and long-term contracts with wholesale customers;

•	the direct or indirect effect on the Company’s business resulting from cyber intrusion or terrorist incidents and the threat of terrorist incidents;

•	interest rate fluctuations and financial market conditions and the results of financing efforts;

•	changes in the Company’s credit ratings, including impacts on interest rates, access to capital markets and collateral requirements;

•	the impacts of any sovereign financial issues, including impacts on interest rates, access to capital markets, impacts on currency exchange rates, counterparty performance and the economy in general;

•	the ability of the Company to obtain additional generating capacity (or sell excess generating capacity) at competitive prices;

•	catastrophic events such as fires, earthquakes, explosions, floods, hurricanes and other storms, droughts, pandemic health events such as influenzas or other similar occurrences;

•	the direct or indirect effects on the Company’s business resulting from incidents affecting the U.S. electric grid or operation of generating resources;

•	the effect of accounting pronouncements issued periodically by standard-setting bodies; and

•
other factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and in other reports filed by the Company from time to time with the Securities and Exchange Commission (the “Commission”).

The Company expressly disclaims any obligation to update any forward-looking statements.

RISK FACTORS
Investing in the Series 2016A Senior Notes involves risk. In addition to the factors described below, please see the risk factors in the Form 10-K, along with disclosure related to the risk factors contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.
An active trading market for the Series 2016A Senior Notes may not develop, and any such market may be illiquid.
The Series 2016A Senior Notes constitute a new issue of securities with no established trading market. The Company intends to apply to list the Series 2016A Senior Notes on the New York Stock Exchange. If the application is approved, trading on the New York Stock Exchange is expected to commence within 30 days after the date that the Series 2016A Senior Notes are first issued. However, listing the Series 2016A Senior Notes on the New York Stock Exchange does not guarantee that a trading market will develop or, if a trading market does develop, the depth or liquidity of that market or the ability of holders to sell their Series 2016A Senior Notes easily. In addition, the liquidity of the trading market in the Series 2016A Senior Notes, and the market prices quoted therefor, may be adversely affected by changes in the overall market for this type of security and by changes in the Company’s financial performance or prospects or in the prospects for companies in the Company’s industry generally. As a result, the Company cannot assure holders that an active after-market for the Series 2016A Senior Notes will develop or be sustained or that holders of the Series 2016A Senior Notes will be able to sell their Series 2016A Senior Notes at favorable prices or at all.
Holders of the Series 2016A Senior Notes will receive payments solely in euro except under the limited circumstances provided herein.
All payments of interest on and the principal of the Series 2016A Senior Notes and any redemption price for, or additional amounts with respect to, the Series 2016A Senior Notes will be made in euro except under the limited circumstances provided herein. See “Description of the Series 2016A Senior Notes – Issuance in Euro.” The Company, the Underwriters, the Senior Note Indenture Trustee (as defined herein) and the Paying Agent (as defined herein) will not be obligated to convert, or to assist any registered owner or beneficial owner of such Series 2016A Senior Notes in converting, payments of interest, principal, any redemption price or any additional amount in euro made with respect to such Series 2016A Senior Notes into U.S. dollars or any other currency.
Holders of the Series 2016A Senior Notes may be subject to certain risks relating to the euro, including the effects of foreign currency exchange rate fluctuations, as well as possible exchange controls.
The initial investors in the Series 2016A Senior Notes will be required to pay for the Series 2016A Senior Notes in euro. Neither the Company nor the Underwriters will be obligated to assist the initial investors in obtaining euro or in converting other currencies into euro to facilitate the payment of the purchase price for the Series 2016A Senior Notes.
An investment in any security denominated in, and all payments with respect to which are to be made in, a currency other than the currency of the country in which an investor in the securities resides or the currency in which an investor conducts its business or activities (the “investor’s home currency”) entails significant risks not associated with a similar investment in a security denominated in the investor’s home currency. In the case of the Series 2016A Senior Notes offered hereby, these risks may include the possibility of:

•	significant changes in rates of exchange between the euro and the investor’s home currency; and

•	the imposition or modification of foreign exchange controls with respect to the euro or the investor’s home currency.
The Company has no control over a number of factors affecting the Series 2016A Senior Notes and foreign exchange rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their effects. Changes in foreign currency exchange rates between two currencies result from the interaction over time of many factors directly or indirectly affecting economic and political conditions in the countries issuing such currencies, and economic and political developments globally and in other relevant countries. Foreign currency exchange rates may be affected by, among other factors, existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments between countries and the extent of governmental surpluses or deficits in various countries. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. Moreover, the recent global economic crisis and the actions taken or to be taken by various national governments in response to the crisis as well as market perceptions concerning the instability of the euro could significantly affect the exchange rates between the euro and the investor’s home currency.
The exchange rates of an investor’s home currency for euro and the fluctuations in those exchange rates that have occurred in the past are not necessarily indicative of the exchange rates or the fluctuations therein that may occur in the future.

Depreciation of the euro against the investor’s home currency would result in a decrease in the investor’s home currency equivalent yield on a Series 2016A Senior Note, in the investor’s home currency equivalent of the principal payable at the maturity of that Series 2016A Senior Note and generally in the investor’s home currency equivalent market value of that Series 2016A Senior Note. Appreciation of the euro in relation to the investor’s home currency would have the opposite effects.
The European Union or one or more of its member states may, in the future, impose exchange controls and modify any exchange controls imposed, which controls could affect exchange rates, as well as the availability of euro at the time of payment of principal of, interest on, or any redemption payment or additional amounts with respect to, the Series 2016A Senior Notes.
Furthermore, the Senior Note Indenture (as defined herein) is, and the Series 2016A Senior Notes will be, governed by the laws of the State of New York. Under New York law, a New York state court rendering a judgment on the Series 2016A Senior Notes would be required to render the judgment in euro. However, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on the Series 2016A Senior Notes, investors would be exposed to variations in the U.S. dollar/euro exchange rate until a New York state court judgment is entered, and the Company cannot predict how long this would take. A U.S. federal court sitting in New York with diversity jurisdiction over a dispute arising in connection with the Series 2016A Senior Notes would apply the foregoing New York law. In courts outside of New York, investors may not be able to obtain a judgment in a currency other than U.S. dollars. For example, a judgment for money in an action based on the Series 2016A Senior Notes in many other U.S. federal or state courts ordinarily would be rendered in the United States only in U.S. dollars. The date used to determine the rate of conversion of euro into U.S. dollars would depend upon various factors, including which court renders the judgment and when the judgment is rendered.
This description of foreign exchange risks does not describe all the risks of an investment in securities, including, in particular, the Series 2016A Senior Notes, that are denominated or payable in a currency other than an investor’s home currency. Investors should consult their own financial, legal and tax advisors as to the risks involved in an investment in the Series 2016A Senior Notes.
The Series 2016A Senior Notes permit the Company to make payments in U.S. dollars if the Company is unable to obtain euro, which could adversely affect the value of the Series 2016A Senior Notes.
If, as described under “Description of the Series 2016A Senior Notes – Issuance in Euro,” the Company is unable to obtain euro in amounts sufficient to make a required payment under the Series 2016A Senior Notes due to the imposition of exchange controls or other circumstances beyond the Company’s control (including the dissolution of the European Monetary Union) or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Series 2016A Senior Notes will be made in U.S. dollars until the euro is again available to the Company or so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the then most recent U.S. dollar/euro exchange rate available on or prior to the second business day prior to the relevant payment date as determined by the Company in its sole discretion. There can be no assurance that this exchange rate will be as favorable to holders of Series 2016A Senior Notes as the exchange rate otherwise determined by applicable law. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of the Series 2016A Senior Notes.
Trading in the clearing systems is subject to minimum denomination requirements.
The Series 2016A Senior Notes will be issued only in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. It is possible that the clearing systems may process trades which could result in amounts being held in denominations smaller than the minimum denominations. If definitive Series 2016A Senior Notes are required to be issued in accordance with the provisions of the relevant global Series 2016A Senior Notes, a holder who does not have the minimum denomination or an integral multiple of €1,000 in excess thereof in its account with the relevant clearing system at the relevant time may not receive all of its entitlement in the form of definitive Series 2016A Senior Notes unless and until such time as its holding satisfies the minimum denomination requirement.
The Series 2016A Senior Notes will initially be held in book-entry form and therefore investors must rely on the procedures of Euroclear and Clearstream to exercise any rights and remedies.
So long as Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) or their common depositary or nominee is the registered holder of the Series 2016A Senior Notes issued in the form of one or more global notes, Euroclear, Clearstream or such common depositary or nominee, as the case may be, will be considered the sole owner or holder of the Series 2016A Senior Notes represented by the global notes for all purposes under the Senior Note

Indenture and the Series 2016A Senior Notes. Payments of principal, interest and premium and additional amounts, if any, in respect of the global notes will be made to Euroclear, Clearstream, such common depositary or such nominee, as the case may be, as registered holder thereof. After payment to the common depositary for Euroclear and Clearstream, the Company will have no responsibility or liability for the payment of interest, principal or other amounts to the owners of book-entry interests. Accordingly, if investors own a book-entry interest, they must rely on the procedures of Euroclear and Clearstream and, if investors are not participants in Euroclear and Clearstream, they must rely on the procedures of the participant through which they own their interest, to receive such payments or to exercise any other rights and obligations of a holder of Series 2016A Senior Notes under the Senior Note Indenture.
Unlike the holders of the Series 2016A Senior Notes themselves, owners of book-entry interests will not have the direct right to act upon the Company’s solicitations for consents, requests for waivers or other actions from holders of the Series 2016A Senior Notes. Instead, if an investor owns a book-entry interest, it will be permitted to act only to the extent it has received appropriate proxies to do so from Euroclear and Clearstream. The procedures implemented for the granting of such proxies may not be sufficient to enable such investor to vote on a timely basis.
Similarly, upon the occurrence of an event of default under the Senior Note Indenture, unless and until definitive or certificated registered Series 2016A Senior Notes are issued in respect of all book-entry interests, if investors own book-entry interests, they will be restricted to acting through Euroclear and Clearstream. The procedures to be implemented through Euroclear and Clearstream may not be adequate to ensure the timely exercise of rights under the Series 2016A Senior Notes. See “Description of the Series 2016A Senior Notes — Book-Entry Procedures” in this Prospectus Supplement.

THE COMPANY
Southern Power Company is a corporation organized under the laws of the State of Delaware on January 8, 2001. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.
Business and Strategy
The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and an operating public utility. The Company and its subsidiaries construct, acquire, own and manage generation assets, including renewable energy projects, and sell electricity at market-based rates in the wholesale market. The electricity from the natural gas and biomass generating facilities owned by the Company and its subsidiaries is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional operating companies. As a general matter, substantially all of these power purchase agreements (“PPAs”) provide that the purchasers are responsible for either procuring the fuel or reimbursing the Company or its applicable subsidiary for the cost of fuel relating to the energy delivered under such PPAs. To the extent a particular generating facility does not meet the operational requirements contemplated in the PPAs, the Company or its applicable subsidiary may be responsible for excess fuel costs. With respect to fuel transportation risk, most of these PPAs provide that the counterparties are responsible for transporting the fuel to the particular generating facility. The Company’s and its subsidiaries’ electricity sales from solar and wind generating facilities are also through long-term PPAs, but do not have a capacity charge. Instead the customers purchase the energy output of a dedicated renewable facility through an energy charge. The Company’s and its subsidiaries’ business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission (the “FERC”).
The following is a chart of Southern’s operating companies, including the Company, and its service company:

The Company calculates an investment contract ratio which represents the ratio of investment under contract to total investment using the respective generation facilities’ net book value (or expected in-service value for facilities under construction or being acquired) as the investment amount. At April 30, 2016, taking into account the PPAs and capacity from projects listed under “— Generating Facilities — Under Development”, the investment coverage ratio was 91% for the next five years (through 2020) and 90% for the next 10 years (through 2025), with an average remaining contract duration of approximately 17 years. See “Power Sales Agreements” below.

Generating Facilities
The Company’s, together with its subsidiaries’, electric generating facilities operating and under development as of May 31, 2016 are:
Operating

			Nameplate Capacity
Facility	Location	Unit Type(1)	(MWs)
Addison	Thomaston, Georgia	CT	669
Cleveland County	Cleveland County, North Carolina	CT	720
Dahlberg	Jackson County, Georgia	CT	756
Oleander	Cocoa, Florida	CT	791
Rowan	Salisbury, North Carolina	CT	455
Franklin	Smiths, Alabama	CC	1,858
Harris	Autaugaville, Alabama	CC	1,319
Rowan	Salisbury, North Carolina	CC	531
Stanton Unit A	Orlando, Florida	CC	429	(2)
Wansley	Carrollton, Georgia	CC	1,073
Nacogdoches	Sacul, Texas	Biomass	115
Adobe	Kern County, California	Solar	20	(3)
Apex	North Las Vegas, Nevada	Solar	20	(3)
Butler Solar Farm	Taylor County, Georgia	Solar	22
Campo Verde	Imperial County, California	Solar	147	(3)
Calipatria	Imperial County, California	Solar	20	(3)
Cimarron	Springer, New Mexico	Solar	31	(3)
Decatur County	Decatur County, Georgia	Solar	20
Decatur Parkway	Decatur County, Georgia	Solar	84
Granville	Oxford, North Carolina	Solar	2.5	(3)
Imperial Valley	Imperial County, California	Solar	163	(3)
Lost Hills - Blackwell	Kern County, California	Solar	35	(3)
Macho Springs	Luna County, New Mexico	Solar	55	(3)
Morelos del Sol	Kern County, California	Solar	15	(3)
North Star	Fresno County, California	Solar	62	(3)
Pawpaw	Taylor County, Georgia	Solar	30
Spectrum	Clark County, Nevada	Solar	30	(3)
Kay Wind	Kay County, Oklahoma	Wind	299
Grant Wind	Grant County, Oklahoma	Wind	151
Total(4)			9,923

Under Development

			Nameplate Capacity
Facility	Location	Unit Type	(MWs)(5)
Butler	Taylor County, Georgia	Solar	103
Desert Stateline	San Bernardino County, California	Solar	299	(3)
East Pecos	Pecos County, Texas	Solar	120
Garland and Garland A	Kern County, California	Solar	205	(3)
Roserock	Pecos County, Texas	Solar	160	(3)
Sandhills	Taylor County, Georgia	Solar	146
Tranquillity	Fresno County, California	Solar	205	(3)
Passadumkeag	Penobscot County, Maine	Wind	40	(6)
Total(7)			1,278
_______________________________________

(1)	“CT” means combustion turbine and “CC” means combined cycle.

(2)	The capacity shown is the Company’s portion (65%) of the total capacity.

(3)
The capacity shown is 100% of the nameplate capacity for each facility. The Company’s subsidiaries’ have a 90% equity interest in Southern Turner Renewable Energy, LLC (which includes Adobe, Apex, Calipatria, Campo Verde, Cimarron, Granville, Macho Springs, Morelos del Sol and Spectrum), a 51% equity interest in various holding companies (which includes Garland, Imperial Valley, Lost Hills Blackwell, North Star, Roserock and Tranquillity) and a 66% equity interest in Desert Stateline.

(4)	When taking into consideration the Company’s subsidiaries’ equity portion of the operating solar nameplate capacity, the total nameplate capacity is 9,762 Megawatts (“MWs”).

(5)	Approximate capacity; subject to official rating.

(6)	The Company has entered into an agreement to acquire this facility, which is subject to satisfaction of certain conditions to closing. The acquisition is expected to be completed in June 2016.

(7)	When taking into consideration the Company’s subsidiaries’ equity portion of the solar nameplate capacity under development, the total nameplate capacity is 897 MWs.
Projects Under Development
As of May 31, 2016, the Company and its subsidiaries had approximately 1,238 MWs of solar generating capacity under development (or 857 MWs after taking into consideration their equity ownership percentages), all of which is covered by long-term PPAs. The Company expects all of these solar facilities to reach commercial operation in 2016. Total estimated costs for these projects is expected to be approximately $3.2 billion to $3.4 billion, including the applicable acquisition price. In addition, the Company has agreed to acquire, subject to satisfaction of certain closing conditions, the 40-MW Passadumkeag wind facility, which is expected to close and begin commercial operation in June 2016 and is covered by a 15-year PPA. The total purchase price of this facility is expected to be approximately $127 million, subject to potential purchase price adjustments. See “ — Capital Requirements” below for additional information.
On June 10, 2016, the Company, through a subsidiary, entered into an agreement to acquire 90.1% of Invenergy Wake Wind Holdings LLC (“Wake Wind”) for approximately $469 million. Wake Wind is constructing and owns a 257-MW wind facility in Texas. Substantially all of the output of the facility is contracted under 12-year PPAs.  The completion of this acquisition is subject to the seller achieving certain construction and project milestones as well as various other customary conditions to closing, and is expected to close later in 2016. The impact of this pending acquisition is not reflected in any of the information contained in this Prospectus Supplement or the accompanying Prospectus.
Power Sales Agreements
The Company’s and its subsidiaries’ electricity sales from natural gas and biomass generating units are primarily through long-term PPAs that consist of two types of agreements. The first type, referred to as a unit or block sale, is a customer purchase from a dedicated generating unit where all or a portion of the generation from that unit is reserved for that customer. The Company or its applicable subsidiary typically has the ability to serve the unit or block sale customer from an alternate resource.

The second type, referred to as requirements service, provides that the Company or its applicable subsidiary serve the customer’s capacity and energy requirements from a combination of the customer’s own generating units and from Company or subsidiary resources not dedicated to serve unit or block sales. The Company or its applicable subsidiary has rights to purchase power provided by the requirements customers’ resources when economically viable.
The Company’s and its subsidiaries’ electricity sales from solar and wind generating facilities are also through long-term PPAs, but do not have a capacity charge. Instead, the customers purchase the energy output of a dedicated renewable facility through an energy charge. As a result, the Company's and its subsidiaries’ ability to recover fixed and variable operation and maintenance expenses is dependent upon the level of energy generated from these facilities, which can be impacted by weather conditions, equipment performance and other factors.
The following tables set forth the Company’s and its subsidiaries’ existing PPAs as of May 31, 2016:
Block Sales PPAs

Facility/Source	Counterparty	Megawatts	Contract Term
Addison Unit 1	MEAG Power	152	through April 2029
Addison Units 2 and 4	Georgia Power Company	293	through May 2030
Addison Unit 3	Georgia Energy Cooperative	151	through May 2030
Cleveland County Unit 1	NCEMC(1)	45-180	through December 2036
Cleveland County Unit 2	NCEMC(1)	180	through December 2036
Cleveland County Unit 3	NCMPA1(2)	183	through December 2031
Dahlberg Units 1, 3 and 5	Cobb EMC	224	through December 2026
Dahlberg Units 2, 6, 8 and 10	Georgia Power Company	298	through May 2025
Dahlberg Unit 4	Georgia Power Company	73	through May 2030
Franklin Unit 1	Duke Energy Florida	434	June 2016 – May 2021
Franklin Unit 2	Morgan Stanley Capital Group	250	through Dec. 2025
Franklin Unit 2	Jackson EMC	60-65	through December 2035
Franklin Unit 2	GreyStone Power Corporation	35-40	through December 2035
Franklin Unit 2	Cobb EMC	53	through December 2016
Franklin Unit 2	Cobb EMC	100	Jan. 2017 – Dec. 2026
Franklin Unit 3	Exelon	100	through December 2016
Franklin Unit 3	Cargill	50	through December 2016
Franklin Unit 3	Morgan Stanley Capital Group	200	Jan. 2017 – Dec. 2027
Harris Unit 1	Georgia Power Company	638	through May 2030
Harris Unit 2	Georgia Power Company	631	through May 2019
Harris Unit 2	AMEA(3)	25	Jan. 2020 - Dec. 2025
Nacogdoches	City of Austin, Texas	100	through May 2032
NCEMC PPA(4)	EnergyUnited	100	through December 2021
Oleander Units 2, 3 and 4	Seminole Electric Cooperative	465	through May 2021
Oleander Unit 5	Florida Municipal Power Agency	157	through December 2027
Rowan CT Unit 1	NCMPA1(2)	150	through December 2030
Rowan CT Unit 3	Energy United	113	through December 2023
Rowan CC Unit 4	EnergyUnited	0-328	through December 2025
Rowan CC Unit 4	Duke Energy Progress, Inc.	150	through December 2019
Stanton Unit A	Orlando Utilities Commission	301-341	through September 2033
Stanton Unit A	Florida Municipal Power Agency	85	through September 2033
Wansley Unit 6	Georgia Power Company	570	through May 2017
_______________________________________

(1)	North Carolina Electric Membership Corporation (“NCEMC”).

(2)	North Carolina Municipal Power Agency 1 (“NCMPA1”).

(3)	Alabama Municipal Electric Authority (“AMEA”). AMEA will be served by Plant Franklin Unit 1 from January 2018 through December 2019.

(4)	Represents sale of power purchased from NCEMC under a PPA.
Requirements Services PPAs

Counterparty	Megawatts		Contract Term
Nine Georgia EMCs	223-456	(1)	through December 2024
Sawnee EMC	116-559	(1)	through December 2027
Cobb EMC	0-316	(1)	through December 2026
Flint EMC	128-257	(1)	through December 2024
City of Dalton, Georgia	—	(1)	through December 2017
EnergyUnited	0-328	(1)	through December 2025
_______________________________________

(1)	Represents a range of forecasted incremental capacity needs over the contract term.
Solar/Wind PPAs

Facility	Counterparty	Megawatts(1)	Contract Term
Solar
Adobe(2)	Southern California Edison Company	20	through May 2034
Apex(2)	Nevada Power Company	20	through December 2037
Butler Solar Facility	Georgia Power Company	100	Dec. 2016 - Dec. 2046
Butler Solar Farm	Georgia Power Company	20	through February 2036
Calipatria(2)	San Diego Gas & Electric Company	20	through February 2036
Campo Verde(2)	San Diego Gas & Electric Company	139	through September 2033
Cimarron(2)	Tri-State Generation and Transmission Association, Inc.	30	through November 2035
Decatur County	Georgia Power Company	19	through December 2035
Decatur Parkway	Georgia Power Company	80	through December 2040
Desert Stateline(4)	Southern California Edison Company	300	Sep. 2016 - Oct. 2036
East Pecos	Austin Energy	119	Jan. 2017 - Dec. 2031
Garland A(3)	Southern California Edison Company	20	Sep. 2016 - Aug. 2036
Garland(3)	Southern California Edison Company	180	Dec. 2016 - Nov. 2031
Granville(2)	Duke Energy Progress, Inc.	2.5	through November 2032
Imperial Valley(3)	San Diego Gas & Electric Company	150	through Nov. 2039
Lost Hills-Blackwell(3)	City of Roseville & Pacific Gas & Electric Company	32	through Dec. 2043
Macho Springs(2)	El Paso Energy	50	through May 2034
Morelos del Sol(2)	Pacific Gas & Electric Company	15	through February 2036
North Star(3)	Pacific Gas & Electric Company	60	through June 2035
Pawpaw	Georgia Power Company	30	through March 2046
Roserock(3)	Austin Energy	157	Oct. 2016 - Sept. 2036
Sandhills	Cobb EMC	111	Nov. 2016 - Dec. 2041
Sandhills	Flint EMC	15	Nov. 2016 - Dec. 2041
Sandhills	Sawnee EMC	15	Nov. 2016 - Dec. 2041
Sandhills	Middle GA and Irwin EMC	2	Nov. 2016 - Dec. 2041
Spectrum(2)	Nevada Power Company	30	through December 2038
Tranquillity(3)	Shell Energy North America (US), LP	204	Oct. 2016 - Nov. 2019
Tranquillity(3)	Southern California Edison Company	204	Dec. 2019 - Nov. 2034

Facility	Counterparty	Megawatts(1)	Contract Term
Wind
Grant Wind	East Texas Electric Cooperative	50	through March 2036
Grant Wind	Northeast Texas Electric Cooperative	50	through March 2036
Grant Wind	Western Farmers Electric Cooperative	50	through March 2036
Kay Wind	Westar	199	Oct. 2016 - Sept. 2036
Kay Wind	Grand River Dam Authority	100	through December 2035
Passadumkeag(5)	Western Massachusetts Electric Company	38	June 2016 - May 2031
_______________________________________
(1) Megawatts shown are for 100% of the PPA, which is based on the demonstrated capacity of the facility.
(2) The Company’s subsidiary’s equity interest in these facilities is 90%.
(3) The Company’s subsidiary’s equity interest in these facilities is 51%.
(4) The Company’s subsidiary’s equity interest in this facility is 66%.
(5) The Company has entered into an agreement to acquire this facility, which is subject to satisfaction of certain conditions to closing. The acquisition is expected to be completed in June 2016.
Purchased Power

Facility	Counterparty	Megawatts	Contract Term
NCEMC	NCEMC	100	through December 2021
The Company and its subsidiaries have attempted to insulate themselves from significant fuel supply, fuel transportation and electric transmission risks by generally making such risks the responsibility of the counterparties to the applicable PPAs. Capacity charges that form part of the PPA payments are designed to recover fixed and variable operation and maintenance costs based on dollars-per-kilowatt year. In general, to reduce the Company’s and its subsidiaries’ exposure to certain operation and maintenance costs, they have long-term service agreements for the purpose of securing maintenance support for substantially all of their generating facilities.
Many of the Company’s and its subsidiaries’ PPAs have provisions that require the Company, its subsidiary or the counterparty to post collateral or an acceptable substitute guarantee in the event that the credit ratings of the respective company are downgraded to an unacceptable credit rating, or if the counterparty is not rated or fails to maintain a minimum coverage ratio.
Capital Requirements
The capital program of the Company, together with its subsidiaries, is currently estimated to total $2.4 billion for 2016 (including capital expended to date), $1.0 billion for 2017 and $1.5 billion for 2018. The construction program is subject to periodic review and revision. Based on market opportunities, the Company is currently reviewing its capital program estimates and expects these estimates to increase. These estimates include estimates for potential plant acquisitions and new construction. In addition, the construction program includes capital improvements and work to be performed under long-term service agreements. Planned expenditures for plant acquisitions may vary due to market opportunities and the Company’s ability to execute its growth strategy. Actual construction costs may vary from these estimates because of numerous factors such as: changes in business conditions; changes in environmental statutes and regulations; the outcome of any legal challenges to the environmental rules; changes in FERC rules and regulations; changes in load projections; changes in legislation; the cost and efficiency of construction labor, equipment and materials; project scope and design changes; and the cost of capital.
SELECTED FINANCIAL INFORMATION
The following selected financial data for the years ended December 31, 2011 through December 31, 2015 has been derived from the Company’s audited consolidated financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the three months ended March 31, 2016 has been derived from the Company’s unaudited consolidated financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Except as specifically noted below, the information set forth below does not reflect the issuance of the Series 2016A Senior Notes offered hereby, the proposed issuance of the Series 2016B Senior Notes or the use of proceeds therefrom. See “Use of Proceeds” in this Prospectus Supplement.

	Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2016(1)
	(Millions, except ratios)
Operating Revenues	$1,236	$1,186	$1,275	$1,501	$1,390	$315
Earnings Before Income Taxes	238	268	211	172	250	28
Net Income Attributable to Southern Power Company	162	175	166	172	215	50
Ratio of Earnings to Fixed Charges(2)	3.34	4.09	3.47	2.97	3.45	1.59

	Capitalization As of March 31, 2016
	(Millions, except percentages)
Common Stockholder’s Equity(3)	$2,466	41.1%
Securities Due Within One Year	401	6.7%
Notes Payable(4)	413	6.9%
Long-Term Debt(5)	2,722	45.3%
Total	$6,002	100.0%
_______________________________________

(1)	Due to seasonal variations in the demand for energy, operating results for the three months ended March 31, 2016 do not necessarily indicate operating results for the entire year.

(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized” and the interest component of rental expenses and the amortization of capitalized interest and (ii) “Fixed Charges” consist of interest expense, capitalized interest and the interest component of rental expense and the amortization of capitalized interest.

(3)	Does not include redeemable and nonredeemable noncontrolling interest of $822 million.

(4)
Represents $413 million of borrowings under credit agreements (the “Project Credit Facilities”) entered into by indirect subsidiaries of the Company in connection with the construction of solar facilities by RE Tranquillity LLC, RE Roserock LLC and RE Garland Holdings LLC. Does not reflect additional borrowings of $268 million incurred under the Project Credit Facilities subsequent to March 31, 2016.

(5)	Includes approximately $2.7 billion of senior notes, net of unamortized issuance costs.
USE OF PROCEEDS
An amount equal to the U.S. dollar equivalent (converted using an exchange rate of         per €1.00, based on prevailing exchange rates as of the date of this Prospectus Supplement) of the net proceeds (such U.S. dollar equivalent, the “Net Proceeds”) of the Series 2016A Senior Notes will be allocated to renewable energy generation projects (“Eligible Green Projects”). Eligible Green Projects include financing of, or investments in, solar and wind power generation facilities located in the United States. Eligible Green Projects include (i) existing projects with disbursements during the 12 months preceding the issue date of the Series 2016A Senior Notes and (ii) projects with disbursements to be made following the issue date of the Series 2016A Senior Notes up to the maturity date of the Series 2016A Senior Notes.
Pending the allocation of an amount equal to the Net Proceeds of the Series 2016A Senior Notes to Eligible Green Projects, a portion of the Net Proceeds will be used by the Company to pay a portion of its outstanding short-term indebtedness, which aggregated approximately $139 million as of June 10, 2016.
Within one year of issuance of the Series 2016A Senior Notes, the Company will provide an update on a dedicated webpage (which will be available to investors in the future) regarding the allocation of an amount equal to the Net Proceeds of the Series 2016A Senior Notes to Eligible Green Projects, detailing, at a minimum, the Eligible Green Projects funded by an amount equal to the Net Proceeds, together with ongoing reporting of key environmental features of such Eligible Green Projects. The webpage will also contain (i) an assertion by management that an amount equal to the Net Proceeds of the Series

2016A Senior Notes were allocated to qualifying Eligible Green Projects, and (ii) an attestation report from an independent accountant in respect of the independent accountant’s examination of management’s assertion conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. If an amount equal to the Net Proceeds is not fully allocated within one year of issuance, the Company will continue to update the website and provide the annual report from the independent accountant until an amount equal to the Net Proceeds is fully allocated.
Payment of principal of and interest on the Series 2016A Senior Notes will be made from the Company’s general funds and will not be directly linked to the performance of any Eligible Green Projects. Moreover, no assurance can be provided that the energy generated by an Eligible Green Project will be sold or otherwise used to serve any particular electric service customer and the Company reserves the right to sell such energy or the associated environmental attributes to third parties.
EXCHANGE RATES
The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate in New York City for cable transfers as announced by the U.S. Federal Reserve Board for euro (expressed in U.S. dollars per €1.00). The rates in this table are provided for reference only.

Period	High	Low	Period Average (1)	Period End
2011	$1.4875	$1.2926	$1.3931	$1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.2015	1.0524	1.1096	1.0859
2016 (through June 3)	1.1516	1.0743	1.1155	1.1330
January 2016	1.0964	1.0743	1.0855	1.2832
February 2016	1.1362	1.0868	1.1092	1.0868
March 2016	1.1390	1.0845	1.1134	1.1390
April 2016	1.1441	1.1239	1.1346	1.1441
May 2016	1.1516	1.1135	1.1312	1.1135
June 2016 (through June 3)	1.1330	1.1157	1.1217	1.1330
_________________________________________________
(1)  The average of the noon buying rates of each day of the relevant year or period.
DESCRIPTION OF THE SERIES 2016A SENIOR NOTES
Set forth below is a description of the specific terms of the Series 2016A       % Senior Notes due                     ,          (the “Series 2016A Senior Notes”). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption “Description of the Senior Notes.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of June 1, 2002, as supplemented (the “Senior Note Indenture”), between the Company and Wells Fargo Bank, National Association (as successor to The Bank of New York Mellon (formerly known as The Bank of New York)), as trustee (the “Senior Note Indenture Trustee”).
General
The Series 2016A Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series 2016A Senior Notes will initially be issued in the aggregate principal amount of €                          . The Company may, at any time and without the consent of the holders of the Series 2016A Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series 2016A Senior Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Series 2016A Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.
Unless earlier redeemed, the entire principal amount of the Series 2016A Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on                     ,         . The Series 2016A Senior Notes are not subject to any sinking fund provision. The Series 2016A Senior Notes are available for purchase in denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Interest
Each Series 2016A Senior Note will bear interest at the rate of       % per year (the “Securities Rate”) from the date of original issuance, payable annually in arrears on                  of each year (each, an “Interest Payment Date”) to the person in whose name such Series 2016A Senior Note is registered at the close of business on the fifteenth calendar day prior to such Interest Payment Date (whether or not a Business Day) or if the Series 2016A Senior Notes are represented by one or more global notes, the close of business on the business day (for this purpose a day on which Clearstream and Euroclear are open for business) immediately preceding the Interest Payment Date. The initial Interest Payment Date is              , 2017. The amount of interest payable will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last Interest Payment Date (or the original issue date of the Series 2016A Senior Notes, if no interest has been paid on the Series 2016A Senior Notes) to, but excluding, the next scheduled Interest Payment Date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association. In the event that any date on which interest is payable on the Series 2016A Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.  If the maturity date or any redemption date of the Series 2016A Senior Notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day. “Business Day” means a day other than a Saturday or Sunday, (i) which is not a day on which banks in the City of New York or London are authorized or obligated by law or executive order to close and (ii) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.
Ranking
The Series 2016A Senior Notes will be direct, unsecured and unsubordinated obligations of the Company, ranking equally with all other unsecured and unsubordinated obligations of the Company from time to time outstanding. The Series 2016A Senior Notes will be effectively subordinated to all secured indebtedness of the Company and any potential claims of creditors of the Company’s subsidiaries. At May 31, 2016, the Company had no outstanding secured indebtedness and no secured debt at its subsidiaries other than $681,000,000 of indebtedness under the Project Credit Facilities. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company or its subsidiaries.
Redemption
Optional Redemption
The Series 2016A Senior Notes will be subject to redemption at the option of the Company, in whole or in part, at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at redemption prices equal to the greater of (i) 100% of the principal amount of the Series 2016A Senior Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series 2016A Senior Notes being redeemed (not including any portion of such payments of interest accrued to the redemption date) discounted (for purposes of determining present value) to but not including the redemption date on an ACTUAL/ACTUAL (ICMA) day count basis at the applicable Comparable Government Bond Rate (as defined below) plus         basis points, plus, in each case, accrued and unpaid interest on the Series 2016A Senior Notes being redeemed to but not including the redemption date.
“Comparable Government Bond Rate” means the yield to maturity, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), on the third Business Day prior to the date fixed for redemption, of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Company.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a bond that is a direct obligation of the Federal Republic of Germany (“German government bond”), whose maturity is closest to the maturity of the Series 2016A Senior Notes, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.

Redemption for Tax Reasons
If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” with respect to the Series 2016A Senior Notes, then the Company may at any time at its option redeem, in whole, but not in part, the Series 2016A Senior Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Series 2016A Senior Notes, together with accrued and unpaid interest thereon to but not including the redemption date.
General
If notice of redemption is given as aforesaid, the Series 2016A Senior Notes so to be redeemed will, on the redemption date, become due and payable at the applicable redemption price described above together with any accrued and unpaid interest thereon, and from and after such date (unless the Company has defaulted in the payment of such redemption price and accrued interest) such Series 2016A Senior Notes shall cease to bear interest. If any Series 2016A Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the redemption date at the Securities Rate. See “Description of the Senior Notes — Events of Default” in the accompanying Prospectus.
Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series 2016A Senior Notes by tender, in the open market or by private agreement.
Payment of Additional Amounts
The Company will, subject to the exceptions and limitations set forth below, pay as additional interest on the Series 2016A Senior Notes such additional amounts as are necessary in order that the net payment by the Company of the principal of and interest on the Series 2016A Senior Notes to a holder who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States (including any withholding or deduction with respect to the payment of such additional amounts), will not be less than the amount provided in the Series 2016A Senior Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:
(1)  to any tax, assessment or other governmental charge that is imposed by reason of the holder (or the beneficial owner for whose benefit such holder holds such Series 2016A Senior Note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder or beneficial owner if the holder or beneficial owner is an estate, trust, partnership, corporation or other entity, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:
(a)  being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;
(b)  having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the Series 2016A Senior Notes, the receipt of any payment thereon or the enforcement of any rights thereunder), including being or having been a citizen or resident of the United States;
(c)  being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States federal income tax purposes or a corporation that has accumulated earnings to avoid United States federal income tax;
(d)  being or having been a “10-percent shareholder” of the Company as defined in Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision; or
(e)  being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;
(2)  to any holder that is not the sole beneficial owner of the Series 2016A Senior Notes, or a portion of the Series 2016A Senior Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of such additional amounts had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3)  to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of such holder or other person, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from, or reduction in, such tax, assessment or other governmental charge;
(4)  to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from payments on the Series 2016A Senior Notes;
(5)  to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;
(6)  to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;
(7)  to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Series 2016A Senior Note, if such payment can be made without such withholding by at least one other paying agent;
(8)  to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any Series 2016A Senior Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;
(9)  to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being a bank (i) purchasing the Series 2016A Senior Notes in the ordinary course of its lending business or (ii) that is neither (A) buying the Series 2016A Senior Notes for investment purposes only nor (B) buying the Series 2016A Senior Notes for resale to a third-party that either is not a bank or holding the Series 2016A Senior Notes for investment purposes only;
(10)  to any tax, assessment or other governmental charge imposed under Sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or
(11)  in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10).
The Series 2016A Senior Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Series 2016A Senior Notes. Except as specifically provided under this heading, the Company will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
As used under this heading and under the heading “Redemption — Redemption for Tax Reasons,” the term “United States” means the United States of America (including the states of the United States and the District of Columbia and any political subdivision thereof) and the term “United States person” means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury Regulations (as defined herein)), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.
Any reference to amounts payable in respect of the Series 2016A Senior Notes herein or in the Senior Note Indenture shall be deemed to include any additional amounts which may be payable as described above.
Issuance in Euro
Initial holders will be required to pay for the Series 2016A Senior Notes in euro, and all payments of interest and principal, including payments made upon any redemption of the Series 2016A Senior Notes, will be payable in euro. If, on or after the date of this prospectus supplement, the Company is unable to obtain euro in amounts sufficient to make a required payment under the Series 2016A Senior Notes due to the imposition of exchange controls or other circumstances beyond the Company’s control (including the dissolution of the European Monetary Union) or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Series 2016A Senior Notes will be made in U.S. dollars until the euro is again available to the Company or so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the then most recent U.S. dollar/euro exchange rate available on or prior to the second business day prior to the relevant payment date as determined by the Company in its sole discretion. Any payment in respect of the Series 2016A Senior Notes so made in U.S. dollars will not constitute an Event of Default (as defined in the Prospectus) under the Series 2016A Senior Notes or the Senior Note Indenture. Neither the Senior Note Indenture Trustee nor the Paying Agent shall have any responsibility for any calculation or conversion in connection with the foregoing.
Investors will be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. See “Risk Factors.”
Information Concerning the Senior Note Indenture Trustee
The Company and certain of its affiliates maintain deposit accounts and banking relationships with Wells Fargo Bank, National Association. Wells Fargo Bank, National Association and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of certain affiliates of the Company are outstanding.
Information Concerning the Paying Agent
The Company has initially appointed Elavon Financial Services Limited, UK Branch, to act as paying agent (the “Paying Agent”) for the Series 2016A Senior Notes and Elavon Financial Services Limited to act as transfer agent and registrar for the Series 2016A Senior Notes. The Company and certain of its affiliates maintain deposit accounts and banking relationships with an affiliate of Elavon Financial Services Limited, UK Branch and Elavon Financial Services Limited. An affiliate of Elavon Financial Services Limited, UK Branch and Elavon Financial Services Limited also serves as trustee under certain indentures pursuant to which securities of certain affiliates of the Company are outstanding.
Book-Entry Procedures
The Company has obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that the Company believes to be reliable. The Company takes no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects the Company’s understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. Those clearing systems could change their rules and procedures at any time.
Global Clearance and Settlement
The Series 2016A Senior Notes will be issued in the form of one or more global notes (the “Euro Global Notes”) in fully registered form, without coupons, and will be deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary, for, and in respect of interests held through, Euroclear and Clearstream. Except as described herein, certificates will not be issued in exchange for beneficial interests in the Euro Global Notes.
Except as set forth below, the Euro Global Notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees.
Beneficial interests in the Euro Global Notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in Euroclear or Clearstream. Those beneficial interests will be in denominations of €100,000 and integral multiples of €1,000 in excess thereof. Investors may hold Series 2016A Senior Notes directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. It is possible that the clearing systems may process trades that could result in amounts being held in denominations smaller than the minimum denominations. If definitive Series 2016A Senior Notes are required to be issued in relation to such Series 2016A Senior Notes in accordance with the provisions of the relevant Euro Global Notes, a holder who does not have the minimum denomination or a multiple of €1,000 in excess thereof in its account with the relevant clearing system at the relevant time may not receive all of its entitlement in the form of definitive Series 2016A Senior Notes unless and until such time as its holding satisfies the minimum denomination requirement.
So long as Euroclear or Clearstream or their nominee or their common depositary is the registered holder of the Euro Global Notes, Euroclear, Clearstream or such nominee, as the case may be, will be considered the sole owner or holder of the Series 2016A Senior Notes represented by such Euro Global Notes for all purposes under the Senior Note Indenture and the Series 2016A Senior Notes. Payments of principal, interest and premium and additional amounts, if any, in respect of the Euro Global Notes will be made to Euroclear, Clearstream or such nominee, as the case may be, as registered holder thereof.

The Company has been advised by Clearstream and Euroclear, respectively, as follows:
Clearstream
Clearstream has advised that it is incorporated under the laws of Luxembourg and licensed as a bank and professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream has established an electronic bridge with the Euroclear Operator (as defined below) to facilitate the settlement of trades between the nominees of Clearstream and Euroclear. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream participant, either directly or indirectly.
Distributions with respect to Series 2016A Senior Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures.
Euroclear
Euroclear has advised that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.
Distributions with respect to the Series 2016A Senior Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions.
Euroclear and Clearstream Arrangements
So long as Euroclear or Clearstream or their nominee or their common depositary is the registered holder of the Euro Global Notes, Euroclear, Clearstream or such nominee, as the case may be, will be considered the sole owner or holder of the Series 2016A Senior Notes represented by the Euro Global Notes for all purposes under the Senior Note Indenture and the Series 2016A Senior Notes. Payments of principal, interest and premium and additional amounts, if any, in respect of the Euro Global Notes will be made to Euroclear, Clearstream, such nominee or such common depositary, as the case may be, as registered holder thereof. None of the Company, the Senior Note Indenture Trustee, the Paying Agent, any Underwriter or any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the Securities Act of 1933, as amended (the “1933 Act”)) will have any responsibility or liability for any records relating to or payments made on account of beneficial ownership interests in the Euro Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
Distributions of principal, premium and additional amounts, if any, and interest with respect to the Euro Global Notes will be credited in euro to the extent received by Euroclear or Clearstream from the Paying Agent to the cash accounts of Euroclear or Clearstream customers in accordance with the relevant system’s rules and procedures.
Because Euroclear and Clearstream can act only on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Euro Global Notes to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.
Initial Settlement
The Company understands that investors that hold their Series 2016A Senior Notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form. Subject to applicable procedures of Clearstream and Euroclear, Series 2016A Senior Notes will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date, for value on the settlement date.
Secondary Market Trading
Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any Series 2016A Senior Notes where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.
The Company understands that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to conventional eurobonds in global registered form.
Investors should be aware that they will be able to make and receive deliveries, payments and other communications involving the Series 2016A Senior Notes through Clearstream and Euroclear only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.
In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the Series 2016A Senior Notes, or to make or receive a payment or delivery of the Series 2016A Senior Notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.
Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants, as applicable, in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the Senior Note Indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures.
Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Series 2016A Senior Notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.
Certificated Notes
Subject to certain conditions, the Series 2016A Senior Notes represented by the Euro Global Notes are exchangeable for certificated Series 2016A Senior Notes in definitive form of like tenor in minimum denominations of €100,000 principal amount and integral multiples of €1,000 in excess thereof if:
(1)  the common depositary provides notification that it is unwilling, unable or no longer qualified to continue as depositary for the Euro Global Notes and a successor is not appointed within 90 days;
(2)  the Company in its sole discretion at any time determines not to have all of the Series 2016A Senior Notes represented by the Euro Global Notes; or
(3)  an Event of Default (as defined herein) with respect to the Series 2016A Senior Notes has occurred and is continuing.
Any Series 2016A Senior Note that is exchangeable as above is exchangeable for certificated Series 2016A Senior Notes issuable in authorized denominations and registered in such names as the common depositary shall direct. Subject to the foregoing, a Euro Global Note is not exchangeable, except for a global Series 2016A Senior Note of the same aggregate denomination to be registered in the name of the common depositary (or its nominee).

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following summary describes certain material United States federal income tax consequences of the purchase, ownership and disposition of the Series 2016A Senior Notes, and insofar as it relates to matters of United States federal income tax laws and regulations or legal conclusions with respect thereto, constitutes the opinion of the Company’s tax counsel, Troutman Sanders LLP. This discussion does not purport to be a complete analysis of all potential United States federal income tax considerations and only applies to an initial holder of the Series 2016A Senior Notes that acquires the Series 2016A Senior Notes pursuant to this offering at the initial sale price and holds the Series 2016A Senior Notes as capital assets for United States federal income tax purposes.
This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and current administrative rulings and practice, all as in effect and available as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be applicable to holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax law, such as brokers, financial institutions, insurance companies, tax-exempt entities or qualified retirement plans, entities that are treated as partnerships for United States federal income tax purposes, dealers in securities or currencies, certain United States expatriates, persons deemed to sell the Series 2016A Senior Notes under the constructive sale provisions of the Code and persons that hold the Series 2016A Senior Notes as part of a straddle, hedge, conversion transaction or other integrated transaction. Furthermore, this discussion does not address any other United States federal tax consequences (e.g., estate or gift tax) or any state, local or foreign tax laws. This discussion also does not address tax consequences to United States holders (as defined below) whose “functional currency” is not the United States dollar. This discussion is not intended to constitute a complete analysis of all tax consequences of the purchase, ownership and disposition of the Series 2016A Senior Notes.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a Series 2016A Senior Note that, for United States federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes that is created or organized under the laws of the United States, any state or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary control over its administration and one or more United States persons, within the meaning of section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust; or (B) the trust has made an election under the applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, the term “non-U.S. Holder” means a beneficial owner of a Series 2016A Senior Note that is not a partnership or other entity treated as a partnership and is not a U.S. Holder.
If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) beneficially owns the Series 2016A Senior Notes, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially own the Series 2016A Senior Notes should consult their tax advisors as to the particular United States federal income tax consequences applicable to them.
Consequences to U.S. Holders
Interest
It is expected, and this discussion assumes, that the Series 2016A Senior Notes will not be issued with more that a de minimus amount of original issue discount for United States federal income tax purposes. A U.S. Holder that uses the cash method of tax accounting will be required to include in income the United States dollar value of the euro-denominated interest payment on a Series 2016A Senior Note based on the spot rate of exchange on the date of receipt. No foreign currency exchange gain or loss will be recognized with respect to the receipt of such payment (other than foreign currency exchange gain or loss realized on the disposition of the euros so received, see “ — Transactions in Euros,” below).
A U.S. Holder that uses the accrual method of tax accounting will accrue interest income on a Series 2016A Senior Note in euros and translate the amount accrued into United States dollars based on:

•	the average exchange rate in effect during the interest accrual period, or portion thereof, within such U.S. Holder’s taxable year; or

•
at such U.S. Holder’s election, at the spot rate of exchange on (1) the last day of the accrual period, or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year, or (2) the date of receipt, if such date is within five business days of the last day of the accrual period. Such election must be applied consistently by the U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the United States Internal Revenue Service (the “IRS”).

A U.S. Holder that uses the accrual method of tax accounting will recognize foreign currency exchange gain or loss on the receipt of an interest payment, previously accrued, equal to the difference between (i) the value of the euros received as interest, as translated into United States dollars using the spot rate of exchange on the date of receipt, and (ii) the United States dollar amount previously accrued and included in income with respect to such payment. Such foreign currency exchange gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Series 2016A Senior Notes.
Disposition of the Notes
Upon the sale, exchange, retirement at maturity, redemption or other taxable disposition of a Series 2016A Senior Note (collectively, a “Disposition”), except as noted below with respect to foreign currency exchange gain or loss, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized by such U.S. Holder (except to the extent such amount is attributable to accrued but unpaid interest, which will be treated as ordinary interest income if such interest has not been previously included in income) and such U.S. Holder’s adjusted tax basis in the Series 2016A Senior Note. Subject to the discussion below, the adjusted tax basis of a Series 2016A Senior Note to a U.S. Holder will generally be the United States dollar value of the euro purchase price calculated at the spot rate of exchange on the date of purchase and the amount realized by a U.S. Holder upon the Disposition of a Series 2016A Senior Note will generally be the United States dollar value of the euros received calculated at the spot rate of exchange on the date of Disposition.
If the Series 2016A Senior Notes are traded on an established securities market, a U.S. Holder that uses the cash method of tax accounting and, if it so elects, a U.S. Holder that uses the accrual method of tax accounting will determine the United States dollar values of its adjusted tax bases in the Series 2016A Senior Note and the amount realized on the Disposition of a Series 2016A Senior Note by translating euro amounts at the spot rate of exchange on the settlement date of the purchase or the Disposition, respectively. The election available to accrual basis U.S. Holders discussed above must be applied consistently by the U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the IRS.
Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Series 2016A Senior Notes exceeds one year on the date of Disposition. Long-term capital gains recognized by non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Gain or loss recognized by a U.S. Holder on a Disposition of a Series 2016A Senior Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in the euro to United States dollar exchange rate during the period in which the U.S. Holder held such Series 2016A Senior Note. Such foreign currency exchange gain or loss will equal the difference between the United States dollar value of the euro purchase price calculated at the spot rate of exchange on the date (1) the Series 2016A Senior Note is disposed of (or the spot rate on the settlement date, if applicable) and (2) of purchase (or the spot rate on the settlement date, if applicable). The recognition of such foreign currency exchange gain or loss will be limited to the amount of overall gain or loss realized on the Disposition of a Series 2016A Senior Note.
Transaction in Euros
Euros received as interest on, or on a Disposition of, a Series 2016A Senior Note will have a tax basis equal to their United States dollar value at the time such interest is received or at the time such proceeds from Disposition are received. The amount of gain or loss recognized on a sale or other disposition of such euros will be equal to the difference between (1) the amount of United States dollars, or the fair market value in United States dollars of the other property received in such sale or other disposition, and (2) the U.S. Holder’s adjusted tax basis in such euros. As discussed above, if the Series 2016A Senior Notes are traded on an established securities market, a cash basis U.S. Holder (or an electing accrual basis U.S. Holder) will determine the United States dollar value of the euros by translating the euros received at the spot rate of exchange on the settlement date of the Disposition. A U.S. Holder that purchases a Series 2016A Senior Note with euros such U.S. Holder previously owned will generally recognize gain or loss in an amount equal to the difference, if any, between such U.S. Holder’s adjusted tax basis in such euros and the United States dollar fair market value of such Series 2016A Senior Note on the date of purchase.
Any such gain or loss generally will be ordinary currency exchange income or loss. The conversion of United States dollars to euros and the immediate use of such euros to purchase a Series 2016A Senior Note generally will not result in any exchange gain or loss for a U.S. Holder.
Reportable Transaction Reporting
Under applicable Treasury Regulations, a U.S. Holder who participates in “reportable transactions” (as defined in the Treasury Regulations) must attach to its United States federal income tax return a disclosure statement on IRS Form 8886. The Treasury Regulations could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the relevant rules, a U.S. Holder may be required to treat a foreign currency exchange loss from the Series 2016A Senior Notes as a reportable transaction if this loss exceeds the relevant threshold in the Treasury Regulations. U.S. Holders should consult their tax advisors to determine the tax reporting obligations, if any, including any requirement to file IRS Form 8886, with respect to the ownership or disposition of the Series 2016A Senior Notes or any related transaction such as the disposition of any euros received in respect of the Series 2016A Senior Notes.

Tax on Net Investment Income
Certain non-corporate U.S. Holders are subject to an additional tax of 3.8% on all or a portion of their “net investment income” (or undistributed “net investment income,” in the case of an estate or trust) to the extent their adjusted gross income exceeds certain threshold amounts. “Net investment income” generally includes interest payments and gain recognized from the sale or other disposition of personal property, such as the Series 2016A Senior Notes, except that the interest and/or the gain may be excluded from such definition if the interest is derived in the ordinary course of, or the gain is attributable to property held in, certain trades or businesses. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their investment in the Series 2016A Senior Notes.
Consequences to Non-U.S. Holders
Interest
A non-U.S. Holder generally will not be subject to United States federal income or withholding tax, subject to the discussions of backup withholding and the Foreign Account Tax Compliance Act below, on payments of interest on the Series 2016A Senior Notes, provided that (i) such interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder (or, if certain tax treaties apply, if such interest is not attributable to a permanent establishment of the non-U.S. Holder within the United States) and (ii) the non-U.S holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s voting stock, (B) is not a controlled foreign corporation related to the Company directly, indirectly or constructively through stock ownership, (C) is not a bank receiving certain types of interest and (D) satisfies certain certification requirements. Such certification requirements will be met if (x) the non-U.S. Holder provides its name and address, and certifies on an IRS Form W-8BEN, in the case of individuals, or Form W-BEN-E, in the case of entities (or appropriate substitute form), under penalties of perjury, that it is not a United States person (as defined under the Code) or (y) a securities clearing organization or certain other financial institutions holding the Series 2016A Senior Note on behalf of the non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that the certification referred to in clause (x) has been received by it and furnishes the Company or its paying agent with a copy thereof. In addition, the Company or its paying agent must not have actual knowledge or reason to know that the beneficial owner of the Series 2016A Senior Notes is such a United States person.
If interest on the Series 2016A Senior Notes is not effectively connected with the conduct of a trade or business in the United States by a non-U.S. Holder (or, if certain tax treaties apply, if such interest is not attributable to a permanent establishment of the non-U.S. Holder within the United States) but such non-U.S. Holder cannot satisfy the other requirements outlined in the preceding paragraph, interest on the Series 2016A Senior Notes generally will be subject to United States federal withholding tax (currently imposed at a 30% rate or a lower applicable tax treaty rate).
If interest on the Series 2016A Senior Notes is effectively connected with the conduct of a trade or business within the United States by a non-U.S. Holder (or, if certain tax treaties apply, is attributable to a permanent establishment of the non-U.S. Holder within the United States), then the non-U.S. Holder generally will be subject to United States federal income tax on such interest on a net income basis and, in the case of a non-U.S. Holder that is a foreign corporation, may also be subject to the branch profits tax (currently imposed at a rate of 30%, or a lower applicable tax treaty rate). Any such interest will not also be subject to United States federal withholding tax, however, if the non-U.S. Holder delivers to the Company a properly executed IRS Form W-8ECI in order to claim an exemption from United States federal withholding tax.
Disposition of the Notes
A non-U.S. Holder generally will not be subject to United States federal income tax (or any withholding thereof) with respect to gain, if any, recognized on the Disposition of the Series 2016A Senior Notes unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder (or, if certain tax treaties apply, is attributable to a permanent establishment within the United States), or (ii) in the case of a non-U.S. Holder that is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other conditions are satisfied. If the exception under (i) applies, the non-U.S. Holder generally will be subject to United States federal income tax on a net income basis unless an applicable tax treaty provides otherwise, and if such holder is a corporation, it may be subject to an additional 30% branch profits tax or a lower applicable tax treaty rate. Accrued and unpaid interest realized on a sale, exchange or other disposition of a note will be subject to United States federal income tax to the extent interest would have been subject to United States federal income tax as described under “ — Consequences to Non-U.S. Holders — Interest.” If the exception under (ii) applies, the non-U.S. Holder generally will be subject to tax equal to 30% on the gain realized except as provided under an applicable tax treaty.
Information Reporting and Backup Withholding
A non-U.S. Holder generally will be required to comply with certain certification procedures (generally similar to those discussed above) to establish that such holder is not a United States person (as defined under the Code) in order to avoid backup withholding with respect to payments on, or the proceeds of a Disposition of, the Series 2016A Senior Notes. In addition, the Company must report annually to the IRS and to each non-U.S. Holder the amount of any interest paid to such non-U.S. Holder regardless of whether any tax was actually withheld. Backup withholding is not an additional tax. Copies of the information returns reporting the amount of interest paid to a non-U.S. Holder and the amount of any withholding may also be made available to the tax authorities in the country in which a non-U.S. Holder resides under the provisions of an applicable tax treaty. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a non-U.S. Holder’s United States federal income tax liability, provided the required information is correctly and timely provided to the IRS.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on (i) interest payable on, and (ii) after December 31, 2018, gross proceeds from the disposition of, the Series 2016A Senior Notes held by or through certain financial institutions (including investment funds), unless such institution (y) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain United States persons or by certain non-United States entities that are wholly or partially owned by United States persons and to withhold on certain payments, or (z) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the United States authorities. An intergovernmental agreement between the United States and applicable foreign country may modify these requirements. Accordingly, the entity through which the Series 2016A Senior Notes are held will affect the determination of whether such withholding is required. Similarly, (i) interest payable on, and (ii) after December 31, 2018, gross proceeds from the disposition of, the Series 2016A Senior Notes held by an investor that is a non-financial non-United States entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (y) certifies that such entity does not have any “substantial United States owners” or (z) provides certain information regarding the entity’s “substantial United States owners,” which the Company in turn provides to the United States Department of the Treasury. Prospective investors should consult their tax advisors regarding the possible implications of these rules on an investment in the Series 2016A Senior Notes.
Potential investors should consult their own tax advisors as the particular tax consequences to them of purchasing, holding, or disposing of the Series 2016A Senior Notes, including the applicability and effect of any state, local, or non-United States tax laws, or of any changes or proposed changes in applicable law.

UNDERWRITING
Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), the Company has agreed to sell to each of the underwriters named below (the “Underwriters”) for whom Barclays Bank PLC, BNP Paribas, Merrill Lynch International and UBS Limited are acting as representatives (the “Representatives”) and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Series 2016A Senior Notes set forth opposite its name below:

Underwriters	Principal Amount of Series 2016A Senior Notes
Barclays Bank PLC
BNP Paribas
Merrill Lynch International
UBS Limited
Scotiabank Europe plc
U.S. Bancorp Investments, Inc.
Wells Fargo Securities International Limited
Banco Bilboa Vizcaya Argentiria, S.A.
Banco Santander, S.A.
Commerzbank Aktiengesellschaft
Total
The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series 2016A Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the Series 2016A Senior Notes offered hereby, if any of the Series 2016A Senior Notes are purchased.
The Underwriters propose to offer the Series 2016A Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Series 2016A Senior Notes to certain dealers at such price less a concession not in excess of        % of the principal amount per Series 2016A Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of         % of the principal amount per Series 2016A Senior Note. After the initial public offering, the offering price and other selling terms may be changed. Certain of the Underwriters are not broker-dealers registered with the Commission, and therefore may not make sales of any Series 2016A Senior Notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent any Underwriter that is not a U.S. registered broker-dealer intends to effect sales of Series 2016A Senior Notes in the United States, it will do so through one or more U.S. registered broker-dealers or otherwise in accordance with the applicable U.S. securities laws and regulations.
The Series 2016A Senior Notes are a new issue of securities with no established trading market. The Company intends to apply to list the Series 2016A Senior Notes on the New York Stock Exchange. If the application is approved, the Company expects trading in the Series 2016A Senior Notes to begin within 30 days after the date that the Series 2016A Senior Notes are first issued.
The Underwriters may make a market in the Series 2016A Senior Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series 2016A Senior Notes or that an active public market for the Series 2016A Senior Notes will develop. If an active public trading market for the Series 2016A Senior Notes does not develop, the market price and liquidity of the Series 2016A Senior Notes may be adversely affected.
In connection with the issuance of the Series 2016A Senior Notes, Barclays Bank PLC as Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) may over-allot Series 2016A Senior Notes or effect transactions which stabilize or maintain the market prices of the Series 2016A Senior Notes at levels which might not otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake any stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Series 2016A Senior Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Series 2016A Senior Notes and 60 days after the date of the allotment of the Series 2016A

Senior Notes. Any stabilization action or over-allotment must be conducted by the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) in accordance with all applicable laws and rules.
Any of these activities may have the effect of preventing or retarding a decline in the market prices of the Series 2016A Senior Notes. They may also cause the prices of the Series 2016A Senior Notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time.
The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the 1933 Act.
The Company’s expenses associated with the offer and sale of the Series 2016A Senior Notes (not including the underwriting discount) are estimated to be $              .
The Company has agreed with the Underwriters that, during the period of 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series 2016A Senior Notes, any security convertible into, exchangeable into or exercisable for the Series 2016A Senior Notes or any debt securities substantially similar to the Series 2016A Senior Notes (except for the Series 2016A Senior Notes issued pursuant to the Underwriting Agreement and the Series 2016B Senior Notes), without the prior written consent of the Representatives. This agreement does not apply to (i) issuances of commercial paper or other debt securities with scheduled maturities of less than one year or (ii) issuances of securities denominated in any currency other than the euro.
It is expected that delivery of the Series 2016A Senior Notes will be made, against payment for the Series 2016A Senior Notes, on or about June     , 2016, which will be the         business day following the pricing of the Series 2016A Senior Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the Series 2016A Senior Notes who wish to trade the Series 2016A Senior Notes on the date of this Prospectus Supplement or the next       business day(s) will be required, because the Series 2016A Senior Notes initially will settle within         business days (T+    ), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series 2016A Senior Notes who wish to trade on the date of this Prospectus Supplement or the next        business day(s) should consult their own legal advisors.
Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, corporate trust and other commercial dealings in the ordinary course of business with the Company and its affiliates, for which they have received and will receive customary compensation.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with the Company routinely hedge, and certain other of those Underwriters may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Series 2016A Senior Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Series 2016A Senior Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Holders may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in which the Series 2016A Senior Notes were purchased. These taxes are in addition to the issue price set forth on the cover page.
Selling Restrictions
Canada
The Series 2016A Senior Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Series 2016A Senior Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Prospectus Supplement or the accompanying Prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is or was implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Series 2016A Senior Notes to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the Series 2016A Senior Notes shall require the Company or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
For the purposes of the above, the expression an “offer of the Series 2016A Senior Notes to the public” in relation to any of the Series 2016A Senior Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Series 2016A Senior Notes to be offered so as to enable an investor to decide to purchase or subscribe for any of the Series 2016A Senior Notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state.
This Prospectus Supplement and the accompanying Prospectus have been prepared on the basis that any offer of the Series 2016A Senior Notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the Series 2016A Senior Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this Prospectus Supplement and the accompanying Prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Underwriters have authorized, nor do they authorize, the making of any offer of the Series 2016A Senior Notes in circumstances in which an obligation arises for the Company or the Underwriters to publish a prospectus for such offer.
Hong Kong
Each Underwriter has represented and agreed that the Series 2016A Senior Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Series 2016A Senior Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Series 2016A Senior Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Japan
The Series 2016A Senior Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) and accordingly, each Underwriter has represented and agreed that it will not offer or sell any Series 2016A Senior Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and all other applicable laws, regulations and governmental guidelines of Japan in effect at the relevant time.  For the purposes of this paragraph, “Japanese person” means any person who is a resident of Japan, including any corporation or other entity organized under the laws of Japan.
Korea
The Series 2016A Senior Notes have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Market Act and its subordinate decrees and regulations (collectively, the “FISCMA”). Each Underwriter has represented and agreed that the Series 2016A Senior Notes may not be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except as otherwise permitted under the applicable laws and regulations of Korea, including the FISCMA and the Foreign Exchange Transaction Law and its subordinate decrees and regulations (collectively, the “FETL”). Without prejudice to the foregoing, the number of the Series 2016A Senior Notes offered in Korea or to a resident in Korea shall be less than 50 and for a period of one year from the issue date of the Series 2016A Senior Notes, none of the Series 2016A Senior Notes may be divided resulting in an increased number of the Series 2016A Senior Notes. Furthermore, the Series 2016A Senior Notes may not be resold to Korean residents unless the purchaser of the Series 2016A Senior Notes complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL) in connection with the purchase of the Series 2016A Senior Notes.
Singapore
This Prospectus Supplement and the accompanying Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has represented and agreed that this Prospectus Supplement and the accompanying Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Series 2016A Senior Notes may not be circulated or distributed, nor may the Series 2016A Senior Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in Section 275(2) of the SFA, pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Series 2016A Senior Notes are subscribed or purchased pursuant to an offer made in reliance on Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Series 2016A Senior Notes under Section 275 except: (1) to an institutional investor pursuant to Section 274 of the SFA or to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Switzerland
Each Underwriter has represented and agreed that the Series 2016A Senior Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Each Underwriter has represented and agreed that neither this Prospectus Supplement and accompanying Prospectus nor any other offering or marketing material relating to the Series 2016A Senior Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this Prospectus Supplement and accompanying Prospectus nor any other offering or marketing material relating to the Series 2016A Senior Notes may be publicly distributed or otherwise made publicly available in Switzerland.
United Arab Emirates
This Prospectus Supplement has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority (the “SCA”) or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).
This Prospectus Supplement is not intended to, and does not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each Underwriter has represented that the Series 2016A Senior Notes have not been and will not be registered with the SCA or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE regulatory authority or exchange.
The issue and/or sale of the Series 2016A Senior Notes has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE, and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the Board Decision No. 37 of 2012 Concerning the Regulation of Investment Funds (whether by a Foreign Fund, as defined therein, or otherwise), and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.
United Kingdom
Each Underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Series 2016A Senior Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Series 2016A Senior Notes in, from or otherwise involving the United Kingdom.
Conflicts of Interest
Certain of the Underwriters or their affiliates may hold a portion of the short-term indebtedness that the Company intends to repay using a portion of the net proceeds from the sale of the Series 2016A Senior Notes. It is possible that one or more of the Underwriters or their affiliates could receive 5% or more of the net proceeds from the sale of the Series 2016A Senior Notes, and, in that case, such Underwriter would be deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. In the event of any such conflict of interest, such Underwriter would be required to conduct the distribution of the Series 2016A Senior Notes in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such Underwriter would not be permitted to confirm a sale of a Series 2016A Senior Note in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
EXPERTS
The consolidated financial statements incorporated in this Prospectus Supplement and the accompanying Prospectus by reference from the Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$3,000,000,000

Southern Power Company

Preference Stock
Senior Notes
We will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.
See “Risk Factors” on page 1 for information on certain risks related to the purchase of securities offered by this Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 10, 2015

ABOUT THIS PROSPECTUS
This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process under the Securities Act of 1933, as amended (the “1933 Act”). Under the shelf process, Southern Power Company (the “Company”) may sell, in one or more transactions,

●	shares of preference stock (the “Preference Stock”), or
●	senior notes (the “Senior Notes”)
in a total dollar amount not to exceed $3,000,000,000. This Prospectus provides a general description of those securities. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering (“Prospectus Supplement”). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with the additional information under the heading “Available Information.”
RISK FACTORS
Investing in the Company’s securities involves risk. Please see the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, along with the disclosure related to risk factors contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which are incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus. The risks and uncertainties described are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair its business operations, its financial results and the value of its securities.
AVAILABLE INFORMATION
The Company has filed with the Commission a registration statement on Form S-3 (the “Registration Statement,” which term encompasses any amendments to the Registration Statement and exhibits to the Registration Statement) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, to which reference is made.
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and in accordance with the 1934 Act files reports and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants including the Company that file electronically at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents have been filed with the Commission pursuant to the 1934 Act and are incorporated by reference in this Prospectus and made a part of this Prospectus:
(a) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014;
(b) the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015; and
(c) the Company’s Current Report on Form 8-K dated May 14, 2015.
All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of the initial filing of the Registration Statement and prior to the effectiveness of the Registration Statement and subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date of filing of such documents; provided, however, that the Company is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated by reference in this Prospectus (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference in this Prospectus). Such requests should be directed to Melissa K. Caen, Assistant Secretary, 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, telephone: (404) 506-5000. Certain of these documents are also available on The Southern Company’s website at www.southerncompany.com. The Company is not incorporating the contents of such website into this Prospectus or any Prospectus Supplement.
SOUTHERN POWER COMPANY
The Company is a corporation organized under the laws of the State of Delaware on January 8, 2001 and is admitted to do business in the States of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Texas. Certain of the Company's subsidiaries are also admitted to do business in the additional States of California, Nevada and New Mexico. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.
The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and an operating public utility. The Company and its subsidiaries construct, acquire, own and manage generation assets, including renewable energy projects, and sell electricity at market-based rates in the wholesale market. The electricity from the natural gas and biomass generating facilities owned by the Company and its subsidiaries is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional operating companies. The Company’s and its subsidiaries’ solar and wind sales are also through long-term agreements for the entire output of the respective facility. The Company’s business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission.
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the Ratio of Earnings to Fixed Charges for the periods indicated.

	Year Ended December 31,					Six Months Ended June 30, 2015(1)
	2010	2011	2012	2013	2014
Ratio of Earnings to Fixed Charges(2)	3.23	3.34	4.09	3.47	2.97	3.03

(1)	Due to seasonal variations in the demand for energy, operating results for the six months ended June 30, 2015 do not necessarily indicate operating results for the entire year.
(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized” and the interest component of rental expense, the amortization of capitalized interest, and the pre-tax net loss from non-controlling interest and (ii) “Fixed Charges” consist of interest expense, capitalized interest and the interest component of rental expense and the amortization of capitalized interest.

The Company currently has no preference equity securities outstanding and accordingly has no obligation to pay preference dividends. If the Company issues Preference Stock, the appropriate Ratio of Earnings to Fixed Charges Plus Preference Dividend Requirements will be included in each applicable Prospectus Supplement.
USE OF PROCEEDS
Except as may be otherwise described in an applicable Prospectus Supplement, the net proceeds received by the Company from the sale of the Preference Stock or the Senior Notes will be used in connection with its growth strategy and continuous construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.
DESCRIPTION OF THE PREFERENCE STOCK
Preference Stock is a proposed class of capital stock of the Company that will rank senior to the Company’s common stock. An amendment to the Company’s Certificate of Incorporation establishing the Preference Stock is required to be submitted for adoption by the stockholders of the Company, and, if adopted, the Company will be authorized to issue Preference Stock. The Board of Directors will determine the specific terms, rights, preferences, limitations and restrictions of each series of Preference Stock and such provisions will be included in a subsequent amendment to the Company’s Certificate of Incorporation for each series. The Prospectus Supplement for a series of Preference Stock will describe the terms, rights, preferences, limitations and restrictions of the Preference Stock offered by that Prospectus Supplement. A copy of such amendments to the Company’s Certificate of Incorporation will be filed as exhibits to the Registration Statement of which this Prospectus forms a part.
The terms, rights, preferences, limitations and restrictions of the Preference Stock to be determined and set forth in the applicable Prospectus Supplement include, but are not limited to, the following: (i) the total number of shares of Preference Stock authorized to be issued; (ii) the designation of the series; (iii) the total number of shares of a series being offered; (iv) the general or special voting rights of such shares, if any; (v) the price or prices at which shares will be offered and sold; (vi) the dividend rate, period and payment date or method of calculation applicable to the Preference Stock; (vii) the date from which dividends on the Preference Stock accumulate, if applicable; (viii) the mandatory or optional sinking fund, purchase fund or similar provisions, if any; (ix) the dates, prices and other terms of any optional or mandatory redemption; (x) any listing of the shares on a securities exchange; and (xi) any other specific terms, preferences, rights, limitations or restrictions.
DESCRIPTION OF THE SENIOR NOTES
Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture, dated as of June 1, 2002, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Senior Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Senior Note Indenture establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is referred to as the “Senior Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “1939 Act”). Certain capitalized terms used in this Prospectus and not defined in this Prospectus are defined in the Senior Note Indenture.
General
The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Notes will be effectively subordinated to any future secured debt of the Company. The Company had no secured debt outstanding at June 30, 2015. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued under the Senior Note Indenture and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture. The Senior Note Indenture gives the Company the ability to reopen a previous issue of Senior Notes and issue additional Senior Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered by such Prospectus Supplement: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of (and premium, if any, on) and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes; (viii) the denominations in which such Senior Notes shall be issuable; (ix) if other than the principal amount of such Senior Notes, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity of such Senior Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Senior Note Indenture pertaining to such Senior Notes; (xi) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xii) any other terms of such Senior Notes.
The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving the Company or its subsidiaries.
Events of Default
The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Senior Notes of such series:

(a) failure for 30 days to pay interest on the Senior Notes of such series when due on an interest payment date other than at maturity or upon earlier redemption; or
(b) failure to pay principal of, premium, if any, on or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or
(c) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or
(d) failure to observe or perform any other covenant or agreement of the Company in the Senior Note Indenture (other than a covenant or agreement which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of Senior Notes other than such series) for 30 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or
(e) certain events of bankruptcy, insolvency or reorganization of the Company or a Subsidiary; or
(f) any other default provided with respect to the Senior Notes of such series in the supplemental indenture authorizing the Senior Notes of such series.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series. If an Event of Default occurs and is continuing with respect to the Senior Notes of any series, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Senior Notes of such series may declare the principal amount of the Senior Notes due and payable immediately by notice in writing to the Company (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable.
If an Event of Default due to the Company’s bankruptcy, insolvency or reorganization occurs, all unpaid principal, premium, if any, and interest with respect to the Senior Notes issued under the Senior Note Indenture will automatically become due and payable without any declaration or other act on the part of the Senior Note Indenture Trustee or any holder. The occurrence of an event described in (e) above with respect to a Subsidiary shall not constitute an Event of Default if (x) the creditors of such Subsidiary have no recourse to the Company or (y) such Subsidiary is not a “significant subsidiary” as defined in Regulation S-X under the 1933 Act. At any time after such a declaration of acceleration with respect to the Senior Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of such series, by written notice to the Company and the Senior Note Indenture Trustee, may rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Senior Note of such series affected.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.
Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Note Indenture Trustee will act as Paying Agent with respect to the Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Senior Notes will from that time forward look only to the Company for payment of such principal and interest.
Modification
The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior Notes of each series that is affected, to modify the Senior Note Indenture or the rights of the holders of the Senior Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount of any Senior Note or the rate of interest on any Senior Note or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest on any Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note that is affected.
In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Senior Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of (and premium, if any, on) and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Senior Note Indenture Trustee
The Senior Note Indenture Trustee, prior to an Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case an Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

The Company and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of the Company and certain of its affiliates are outstanding.
Governing Law
The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.
PLAN OF DISTRIBUTION
The Company may sell the Preference Stock and Senior Notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to each series of Preference Stock or Senior Notes will set forth the terms of the offering of such Preference Stock or Senior Notes, including the name or names of any underwriters or agents, the purchase price of such Preference Stock or Senior Notes and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Preference Stock or Senior Notes may be listed.
If underwriters participate in the sale, such Preference Stock or Senior Notes will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of Preference Stock or Senior Notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of Preference Stock or Senior Notes, if any are purchased.
Under agreements entered into with the Company underwriters and agents may be entitled to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents and their affiliates may engage in transactions with, or perform services for, the Company in the ordinary course of business, for which they may receive customary compensation.
Each series of Preference Stock or Senior Notes will be a new issue of securities and will have no established trading market. Any underwriters to whom Preference Stock or Senior Notes are sold for public offering and sale may make a market in such Preference Stock or Senior Notes, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Preference Stock or the Senior Notes may or may not be listed on a national securities exchange.
LEGAL MATTERS
The validity of the Preference Stock and the Senior Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP, New York, New York. From time to time Hunton & Williams LLP acts as counsel to affiliates of the Company for some matters.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

€                        .
Series 2016A       % Senior Notes
due                     ,

PROSPECTUS SUPPLEMENT
June     , 2016

Joint Book-Running Managers

Barclays	BNP PARIBAS	BofA Merrill Lynch	UBS Investment Bank
Green Structuring Agent